SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period October 23, 2007

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period August 1, 2007 to October 22, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster
Name:	Stephen Foster
Title:	Company Secretary
Date:	October 23, 2007

To:   The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2007 – 25AWC

Please find attached for immediate release, a public announcement concerning directors’ interests.

/s/ Stephen Foster
Stephen Foster Company Secretary

9 August 2007

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Donald Marshall Morley

Date of last notice	16 February 2007

Part 1-Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by spouse – Mrs Jane Morley

Date of change	3 August, 2007

No. of securities held prior to change	422,980 fully paid ordinary shares in Alumina Limited

Number acquired	2,203 ordinary shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Number disposed

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Acquisition - $6.86 per share was paid.

No. of securities held after change	425,183 fully paid ordinary shares in Alumina Limited.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

On 3 August 2007, acquired 2,203 ordinary shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

On 8 August 2007 Mr Morley transferred 100,000 directly held ordinary shares in Alumina Limited into The Morley Superannuation Fund. Mr Morley is a beneficiary of the Fund.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Richard RAYNER

Date of last notice	16 February 2007

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	n/a

Date of change	3 August, 2007

No. of securities held prior to change	31,176 fully paid ordinary shares in Alumina Limited

Number acquired	On 3 August 2007, acquired 1,769 ordinary shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6.84 per share was paid.

No. of securities held after change	32,945 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a
Interest after change

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Algernon Franc HAY

Date of last notice	16 February 2007

Part 1-Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr. Hay is the sole director of Auxesis Investments Pty Ltd which acquired the shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Date of change	3 August, 2007

No. of securities held prior to change	42,006 fully paid ordinary shares in Alumina Limited

Number acquired	On 3 August 2007, acquired 884 ordinary shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6.84 per share was paid.

No. of securities held after change	42,890 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ronald John McNEILLY

Date of last notice	16 February 2007

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	n/a

Date of change	13 February, 2007

No. of securities held prior to change	33,419 fully paid ordinary shares in Alumina Limited

Number acquired	On 3 August 2007, acquired 2,205 ordinary shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6.86 per share was paid.

No. of securities held after change	35,624 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	George John PIZZEY

Date of last notice	8 June 2007

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by spouse – Mrs Betty Pizzey

Date of change	3 August, 2007

No. of securities held prior to change	13,000 fully paid ordinary shares in Alumina Limited

Number acquired	On 3 August 2007, acquired 217 ordinary shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6.86 per share was paid.

No. of securities held after change	13,217 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John MARLAY

Date of last notice	16 February 2007

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial entitlements to shares held by the John and Judith Marlay Superannuation Fund. Mr Marlay is a beneficiary of the Fund.

Date of change	7 August 2007

No. of securities held prior to change

40,000 fully paid ordinary shares in Alumina Limited under the John and Judith Marlay Superannuation Fund – indirectly held

50,338 fully paid ordinary shares in Alumina Limited vested and indirectly held via the Alumina Employee Share Plan.

36,250 and 68,024 fully paid ordinary shares in Alumina Limited not vested and indirectly held subject to future performance testing under the Alumina Employee Share Plan.

Number acquired	8,000 fully paid ordinary shares in Alumina Limited

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6.75 was paid

No. of securities held after change

48,000 fully paid ordinary shares in Alumina Limited indirectly held via the John and Judith Marlay Superannuation Fund.

50,338 fully paid ordinary shares in Alumina Limited vested and indirectly held via the Alumina Employee Share Plan.

36,250 and 68,024 fully paid ordinary shares in Alumina Limited not vested and indirectly held subject to future performance testing under the Alumina Employee Share Plan.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	8,000 fully paid ordinary shares acquired on market by the trustee of the John and Judith Marlay Superannuation Fund. Mr Marlay is a beneficiary of the Fund.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

To:   The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2007 – 26AWC

Attached is a copy of a presentation to the Melbourne Mining Club by Alumina Limited’s CEO Mr John Marlay.

/s/ Stephen Foster
Stephen Foster Company Secretary

22 August 2007

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

ALUMINA

LIMITED

Outlook for Aluminium

John Marlay, CEO, Alumina Limited 22 August 2007

THE MELBOURNEMINING CLUB

ALUMINA

LIMITED

Aluminium Industry Dynamics

Rapid growth in global consumption

China – self sufficiency accelerating

Brazil, India, Russia – consumption growing

New capacity growth – capital cost escalation

Energy – higher long term costs, plus carbon

Alumina and aluminium cost curves have moved up

Outlook for long term prices

Bauxite supply capacity – now stretched

Industry consolidation – continuing

ALUMINA

LIMITED

Aluminium Industry Dynamics

The massive escalation in prices, as well as costs of building new capacity, has rendered previous assumptions about long run prices embarrassingly redundant. The mining industry (and the investment banking community) is floundering with respect to what the appropriate basis to forecast long run prices should be

Macquarie Commodities Research – August 2007

ALUMINA

LIMITED

Aluminium Production Cycle

End-use Products

Bauxite

Alumina

Aluminium

Refining

Smelting

Manufacturing

4-5 tonnes

2 tonnes

1 tonne

Recycling

ALUMINA

LIMITED

Why Aluminium?

Mechanical Properties: light, easy to form, machine and cast, high strength alloys

Conductivity: high thermal and electrical conductivity

Corrosion Resistance: most alloys very corrosion resistant

Decorative: silvery white and reflective

Impermeable and Odourless: packaging food and pharmaceuticals

Recyclable: 100%, no properties lost, energy 5%

ALUMINA

LIMITED

Aluminium & Aerospace: strong growth

1903 Wright Brothers’ Flyer: aluminium engine

1920 Junkers F13: first all-aluminum airplane

1990 Space Shuttle: aluminium components

2006 Airbus 380 65% aluminium (175mt)

2024: World fleet will more than double

ALUMINA

LIMITED

Aluminium & Architecture: strong growth

Attractive, light and strong

Low maintenance

Innovative assembly methods

Long service life

Easy to recycle construction scrap and end of life

ALUMINA

LIMITED

Aluminium & Land Transport: strong growth

Aluminium content in autos doubled in 10 years now ~120kg

Aluminium lightweighting saves energy and emissions in auto, rail, aerospace, etc

ALUMINA

LIMITED

Aluminium & GHG Emissions

PFC Emissions Down 76%

Tonnes CO2 equivalent per tonne of aluminium produced

Voluntary Objective

4.42

1.04

0.88

0

1

2

3

4

5

1990

1992

1994

1996

1998

2000

2002

2004

2006

2008

2010

Source: IAI

Target – 80% reduction from 1990 levels

Aluminium Products – Declining GHG Emissions

Tonnes CO2 equivalent per tonne aluminium

12

11.3

10

9.6

8.9

8

7.7

6.8

2

6

4

2

0

1950

1990

2000

2010

2020

GHG intensity of aluminium shipments - Source: IAI

Lower emissions from smelters

Improved energy efficiency

Increased use of recycled metal

ALUMINA

LIMITED

Recycling aluminium conserves energy

Energy Consumption

100

80

Percent

60

40

20

0

Primary Metal Production

Recycled Metal

Recycling aluminium uses 95% less energy than primary aluminium production

Recycling aluminium saves an estimated 84 million tonnes of GHG per year

ALUMINA

LIMITED

Vehicle lightweighting – emissions reductions offset primary aluminium emissions

Mmt CO2 equivalents

600

500

400

300

200

100

0

1990

1995

2000

2010

2015

2020

Vehicle lightweighting avoided emissions from production of aluminium

Potential GHG savings from vehicle lightweighting

Total GHG emissions from aluminium production (primary and recycled sources)

Source: IAI

ALUMINA

LIMITED

Demand growth – more than just China

Aluminium Consumption

2007 Growth Rates

China 32.4%

North America 0.0%

Europe 3.0%

Latin America 4.4%

Asia w/o China 4.5%

CIS 4.7%

World 10.0%

0%

5%

10%

15%

20%

25%

30%

35%

Source: Alocoa, June 2007

ALUMINA

LIMITED

Global Aluminium Demand – forecast to double by 2020

‘000 tonnes

90000

80000

70000

60000

50000

40000

30000

20000

10000

0

2005

2007

2009

2011

2013

2015

2017

2019

Source: WBMS, Macquarie Research, July 2007

ALUMINA

LIMITED

China – on an established development path

Primary Aluminium Demand

16

14

12

10

8

6

4

2

0

1

2

3

4

5

6

7

8

9

10

11

12

13

14

15

16

17

18

19

20

China 1994=Yr1

Taiwan 1970= Yr1

Korea 1970= Yr1

Japan 1954= Yr1

Year from which GDP per Capita at PPP reached approximately US$3000

Source: Alcoa, June 2007

ALUMINA

LIMITED

China growth potential

20006 Total Aluminum (kg/capita)

40 35 30 25 20 15 10 5 0

Germany

Japan USA Canada Italy France Spain China Mexico Russia Turkey Brazil South Africa Argentina Indonesia India Philippines

33.8 32.9 31.7 30.5 28.1 20.8 18.3 8.5 8.0 8.0 6.0 5.7 4.5 4.3 3.9 1.1 1.0 0.9

Source Data: Alcan, February 2007

ALUMINA

LIMITED

Rising costs of new capacity

Average Cost Per Tonne of Alumina Capacity (2004-2007)

Average Cost Per Tonne of Aluminium Capacity Global Average (2005—2007)

Cost(US$ /t)

1,200

1,000

800

600

400

200

0

2004

2005

2006

2007

Average—Global

Average— Global ex China

Cost(US$ /t)

5,000

4,000

3,000

2,000

1,000

2005

2006

2007

Source: Industry Periodicals

ALUMINA

LIMITED

A new world order on energy

Increasing impact of CO2e

Lifting the cost curve for alumina/aluminium

Smelters migrating to stranded power sources

ALUMINA

LIMITED

Aluminium in demand for lightweighting

AUD, CAD and BRL – stronger against USD

AUD / USD (2002-2007)

0.90 0.80 0.70 0.60 0.50 0.40

Aug 02

Aug 03

Aug 04

Aug 05

Aug06

Aug 07

CAD / USD (2002-2007)

1.00 0.90 0.80 0.70 0.60 0.50

Aug 02

Aug03

Aug 04

Aug05

Aug 06

Aug 07

BRL / USD (2002-2007)

0.60 0.50 0.40 0.30 0.20 0.10 0.00

Aug 02

Aug 03

Aug 04

Aug 05

Aug 06

Aug 07

Source: Bloomberg, IRESS

ALUMINA

LIMITED

Alumina refinery input costs

Bauxite Costs

US $ /t

37

35

33

31

29

27

25

2002

2003

2004

2005

2006

Freight Costs

US $/t

15

12

9

6

2002

2003

2004

2005

2006

Caustic Costs

US $ /t

300

250

200

150

100

2002

2003

2004

2005

2006

Source: Brook Hunt

ALUMINA

LIMITED

China demand driving tighter bauxite market

China’s Alumina Production

Other

Chalco

Alumina Production (ktpa)

20000

15000

10000

5000

2002 2003 2004 2005 2006 2007

Source: Brook Hunt

China’s Bauxite Imports

Figure 67 China’s Bauxite Imports

1,600,000

1,400,000

1,200,000

1,000,000

800,000

600,000

400,000

200,000

0

Jan-05

Feb-05

Mar-05

Apr-05

May-05

Jun-05

Jul-05

Aug-05

Sep-05

Oct-05

Nov-05

Dec-05

Jan-06

Feb-06

Mar-06

Apr-06

May-06

Jun-06

Jul-06

Aug-06

Sep-06

Oct-06

Source: Chinese Customs Data

ALUMINA

LIMITED

Higher long term aluminium prices

Driven by a new cost environment

Higher raw material costs Increasing energy prices

Currency appreciation Construction cost escalation

Supply chain constraints

High cost marginal production capacity

Support a high price environment

ALUMINA

LIMITED

Alumina refinery capacity consolidating

Refinery Capacity Top 15 (2002)

Alumina Capacity (ktpa)

16000 12000 8000 4000 0

AWAC

Chalco

Alcan

BHP Billiton

Glencore

Kalser

Rio Tinto

Russian Aluminium

Government of Venezuela

Pechiney

SUAL

BPU Reynolds

Hydro Aluminium

Nalco

Hindustan Aluminium

Refinery Capacity Top 15 (2007)

Alumina Capacity (ktpa)

4000

8000

12000

16000

AWAC

UC Rusal

Rio Tinto + Alcan

Chalco

BHP Billiton

Xinfa Aluminium Electrical

CVRD

Hydro Aluminium

Government of Venezuela

Nalco

Hindustan Aluminium

Minmetals

Dadco

CBA

Vedanta Resources

Source: Brook Hunt;

* UC Rusal refinery assets include Sual, Rusal and Glencore

ALUMINA

LIMITED

Consolidation in smelting continues

Smelter Capacity Top 15 (2002)

Aluminium Capacity (ktpa)

5000 4000 3000 2000 1000 0

Alcoa Russlan Aluminium

Alcan Hydro Aluminium BHP Billiton Pechiney Private & Other Rio Tinto Chalco SUAL Dubal Aluminium Government of Venezuela Century Aluminum Bahraini Government. Tajik Government

Smelter Capacity Top 15 (2007)

Aluminium Capacity (ktpa)

5000

4000

3000

2000

1000

0

Rio Tinto + Alcan UC Rusal Aloca Chalco Hydro Aluminium BHP Aluminium Century Aluminum Bahraini Government

Government of China

Government of Benazuala

Government of India

East Hope

Hindustan Aluminium

Qingtongxia Aluminium

Source: Brook Hunt;

* UC Rusal smelter assets include Sual and Rusal assets

ALUMINA

LIMITED

Aluminium sector consolidation

Larger deals, higher values

1 Year EBITDA Forward Multiple

15x

12x

9x

6x

3x-x

- x

3x

6x

9x

12x

15x

Historic EBITDA Multiple

Source: Bloomberg; historic broker reports

ALUMINA

LIMITED

Aluminium industry fundamentals are strong

Consumption projected to double by 2020

Consumption growth driven by China

Supply growth required – 3x growth rate in past 20 years

Industry consolidation drivers:

long life, quality bauxite

sustainable low cash cost position

long term low cost energy

ALUMINA

LIMITED

AWAC is well positioned to grow

San Ciprian

Point Comfort

Clarendon

Guinea

Suriname

Trombetas

Juruti

Sao Luis

Kwinana Huntly Pinjarra Willowdale Wagerup

Portland Point Henry

Approx 20% of global refining capacity

Long life, quality bauxite resources

Low operating cost

Production close to major markets

Long term supply contracts with blue chip customers

ALUMINA

LIMITED

Questions

THE MELBOURNEMINING CLUB

ALUMINA

LIMITED

To:   The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2007 – 27AWC

Attached is a copy of a statement by Alcoa Inc in relation to damage caused by Hurricane Dean to Alcoa World Alumina & Chemicals’ Jamalco alumina refinery in Clarendon, Jamaica.

Alcoa World Alumina and Chemicals is a global joint venture between Alumina Limited ( 40%) and Alcoa ( 60%).

/s/ Stephen Foster
Stephen Foster Company Secretary

23 August 2007

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Jamalco Refinery Remains Closed; Assessing Damage From Hurricane Dean; Company Declares Force Majeure

NEW YORK—(BUSINESS WIRE)—Alcoa (NYSE:AA) announced today that production at the 1.4 million metric ton Jamalco alumina refinery in Clarendon, Jamaica remains halted while the company assesses damage caused by Hurricane Dean. Alcoa temporarily curtailed production at the refinery last Saturday as a safety measure in advance of the hurricane.

Preliminary reports indicate that the port from which Jamalco ships alumina did sustain substantial damage in the storm. The bauxite mine and refinery suffered less damage, but are not operational due to loss of power. A more complete assessment of the damages and the duration of the stoppage are being conducted.

In light of the temporary shutdown of the facility, damage to the port, and likely resulting delays in shipments, the company has declared force majeure to its customers.

Re-start schedule, production lost and financial impact will be reported after a comprehensive assessment can be safely concluded.

Jamalco is 55 percent owned by Alcoa World Alumina and Chemicals and 45 percent owned by the Government of Jamaica. Alcoa World Alumina and Chemicals is a global alliance between Alcoa and Alumina Ltd., with Alcoa holding 60 percent.

www.alcoa.com

To:   The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2007 – 28AWC

Attached is a copy of a presentation to be made to analysts and investors by Alumina Limited’s CEO Mr John Marlay at the University Club of Western Australia on Monday, 22 October.

/s/ Stephen Foster
Stephen Foster Company Secretary

22 October 2007

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

ALUMINA LIMITED

Outlook for Aluminium

John Marlay

Chief Executive Officer

22 October 2007

Disclaimer

Some statements in this release are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2006

ALUMINA LIMITED

Aluminium Industry Dynamics

Rapid growth in global consumption

China – driving strong global consumption

Brazil, India, Russia – also growing strongly

New capacity growth – capital cost escalation

Energy – higher long term costs, plus carbon

Alumina and aluminium cost curves have moved up

Bauxite supply capacity – now stretched

Prices – long term strength

ALUMINA LIMITED

Aluminium & GHG Emissions

PFC Emissions Down 76%

Tonnes CO2 equivalent per tonne of aluminium produced

Voluntary Objective

0

1

2

3

4

5

4.42

0.96

0.88

1990

1992

1994

1996

1998

2000

2002

2004

2006

2008

2010

Source: IAI

Target – 80% reduction from 1990 levels

Aluminium Products – Declining GHG Emissions

Tonnes CO2 equivalent per tone aluminium

11.3

9.6

8.9

7.7

6.8

12

10

8

6

4

2

0

1950

1990

2000

2010

2020

GHG intensity of aluminium shipments - Source: IAI

Lower emissions from smelters

Improved energy efficiency

Increased use of recycled meta

ALUMINA LIMITED

Vehicle lightweighting – emissions reductions offset primary aluminium emissions

Mmt CO2 equivalents

600

500

400

300

200

100

0

Vehicle lightweighting avoided emissions from

production of aluminium

1990

1995

2000

2010

2015

2020

Potential GHG savings from vehicle lightweighting

Total GHG emissions from aluminium production (primary and recycled sources)

Source: IAI

ALUMINA LIMITED

Demand growth – more than just China

2007 Projected Growth Rates

2007 Projected Consumption (000 MT)

China

35.8%

11,900

North America

-6.0%

6,950

Europe

3.2%

8,160

Asia w/o China

5.2%

6,615

Latin America

7.8%

1,270

CIS

9.9%

980

World

10.0%

38,015

-10%

-5%

0%

5%

10%

15%

20%

25%

30%

35%

40%

Source: Alcoa, October 2007

ALUMINA LIMITED

Global Aluminium Demand – forecast to double by 2020

90000

80000

70000

60000

‘000 tonnes

50000

40000

30000

20000

10000

0

2005

2007

2009

2011

2013

2015

2017

2019

Source: WBMS, Macquarie Research, July 2007

ALUMINA LIMITED

Rising costs of new capacity

Average Cost Per Tonne of Alumina Capacity (2004-2007)

Cost (US$/t)

1,200

1,000

800

600

400

200

0

2004

2005

2006

2007

Average Cost Per Tonne of Aluminium Capacity Global Average (2005 - 2007)

Cost (US$/t)

5,000

4,000

3,000

2,000

1,000

0

2005

2006

2007

Average - Global Average - Global ex China

Source: Industry Periodicals

ALUMINA LIMITED

A new world order on energy

Increasing impact of CO2e

Lifting the cost curve for alumina/aluminium

Smelters migrating to stranded power sources

Aluminium in demand for lightweighting

ALUMINA LIMITED

AUD, CAD and BRL – stronger against USD

AUD / USD (2002-2007) CAD / USD (2002-2007)

0.90

1.00

0.80

0.90

0.70

0.80

0.60

0.70

0.50

0.60

0.40

0.50

Aug 02

Aug 03

Aug 04

Aug 05

Aug 06

Aug 07

BRL / USD (2002-2007)

0.60

0.50

0.40

0.30

0.20

0.10

0.00

Source: Bloomberg, IRESS

ALUMINA LIMITED

Alumina refinery input costs

Bauxite Costs

US$/t

37

35

33

31

29

27

25

2002

2003

2004

2005

2006

Freight Costs

US$/t

15

12

9

6

2002

2003

2004

2005

2006

Caustic Costs

US$/t

300

250

200

150

100

2002

2003

2004

2005

2006

Source: Brook Hunt

ALUMINA LIMITED

China demand driving tight bauxite market

China’s Alumina Production

Alumina production (ktpa)

Other

Chalco

20000

15000

10000

5000

2002

2003

2004

2005

2006

2007

Source: Brook Hunt

China’s Bauxite Imports

Figure 67 China’s Bauxite Imports

tonnes

1,600,000

1,400,000

1,200,000

1,000,000

800,000

600,000

400,000

200,000

0

Jan-05

Feb-05

Mar-05

Apr-05

May-05

Jun-05

Jul-05

Aug-05

Sep-05

Oct-05

Nov-05

Jan-06

Feb-06

Mar-06

Apr-06

May-06

Jun-06

Jul-06

Aug-06

Sep-06

Oct-06

Source: Chinese Customs Data

ALUMINA LIMITED

Higher long term aluminium prices

Driven by a new cost environment

Higher raw material costs Increasing energy prices

Currency appreciation Construction cost escalation

Supply chain constraints

High cost marginal production capacity

Support a high price environment

ALUMINA LIMITED

Aluminium industry fundamentals are strong

Consumption projected to double by 2020

Consumption growth driven by China

Supply growth required – 3x growth rate in past 20 years

Industry consolidation drivers:

long life, quality bauxite

sustainable low cash cost position

long term, low cost energy

ALUMINA LIMITED

AWAC is well positioned to grow

Approx 19% of global refining capacity

Long life, quality bauxite resources

Low operating cost

Production close to major markets

Long term supply contracts with blue chip customers

San Ciprian

Guinea

Kwinana

Huntly

Pinjarra

Willowdale

Wagerup

Portland

Point Henry

Point Comfort

Clarendon

Suriname

Trombetas

Juruti

Sao Luis

ALUMINA LIMITED

Alumina Market Update

Alumina market

Balanced to modest surplus through 2007

Slower ramp up of brownfield capacity expansions

China alumina production capacity growth continues, imports of alumina remain robust

Spot alumina prices reflect more balanced supply/demand

Traded bauxite market remains tight

ALUMINA LIMITED

AWC 2007 Outlook

AWAC alumina prices to follow approx 60 day lag to LME price

AWAC production – approx 2% higher in second half

2H 2007 – stronger A$ and higher energy costs

Hurricane Dean impact for Jamalco, AWAC bauxite mine development costs – approx A$14m in 2H 2007 (AWC NPAT basis)

ALUMINA LIMITED

Alumina Limited – proven performance

Underlying Earnings / NPAT A$M

316

316

316

331

569

511

284

271

2004

2005

2006

1H07

Dividends cents/share

22

20

20

12

2004

2005

2006

1H07

Franked

Unfranked

ROE %

35

33

32

29

22

22

21

22

2004

2005

2006

1H07

EPS Ac

49

44

27

27

29

23

25

2004

2005

2006

1H07

NPAT

Underlying Earnings

ALUMINA LIMITED

ALUMINA LIMITED

Questions